UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2015

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Submission of Matters to a Vote of Security Holders.

On December 16, 2015, Plastec Technologies, Ltd. (the “Company”) held an extraordinary general meeting of its shareholders (the “Meeting”). At the Meeting, the Company’s shareholders considered the following proposal:

A proposal to adopt and approve a Share Transfer Agreement (the “Agreement”), dated as of November 14, 2015, by and among the Company, Shanghai Yongli Belting Co., Ltd. (“SYB”) and Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”), which provides, among other things, for SYIM to purchase, through a to-be-formed wholly-owned Hong Kong subsidiary, the entirety of the Company’s shareholding interests in its operating subsidiary, Plastec International Holdings Limited (“Plastec”), and to approve the sale of Plastec contemplated by the Agreement. The following is a tabulation of the votes with respect to this proposal, which was approved by the Company’s shareholders:

For	Against	Abstain

3,174,760	0	8,966,933

Because the proposal to adopt the Agreement and to approve the sale of Plastec contemplated by the Agreement was approved, the proposal to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies was not presented at the Meeting.

A copy of the press release announcing the foregoing is attached hereto as Exhibit 99.1 and incorporated herein by reference.

It is currently anticipated that the transaction will be consummated as soon as practicable after all the remaining closing conditions required by the Agreement have been fulfilled or waived.

Exhibits.

Exhibit No.	Description

99.1	Press release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2015

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

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